

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 14, 2011

Robert Tatar
President
First Titan Corp.
6846 Tailfeather Way
Bradenton, FL 34204

  Re: First Titan Corp.
    Registration Statement on Form S-1
    Amended December 28, 2010
    File No. 333-170315

Dear Mr. Tatar:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1. We note your response to prior comment 1. Please revise the table to clarify, if true, that you calculated the fee based on Securities Act Rule 457(o).

Because we are small we do not have an audit committee and we do not have adequate disclosure controls and procedures, page 9

2. Please expand to also address the risk if you are unable to maintain effective internal control over financial reporting as defined in Exchange Act Rule 13a-15(f).

Business Description, page 21

3.   We note your revised disclosure on page 22 in response to prior comment 11. Please revise to clarify your disclosure concerning when you will obtain the certification. Please note that your current disclosure indicates that you will obtain the certification in 2-3 months but it is not clear whether you expect to have the certification in 2-3 months from the date you filed this amended registration statement or from another point in time. With a view to clarified disclosure, please tell us whether you will be able to obtain this certification prior to renting a facility to house your operations. Also, please revise to identify the entity that conducts the certification audits that you reference in your disclosure.

The Market, page 24

4.   We note your response to prior comment 13 but do not see where you have revised your disclosure. We therefore reissue the comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Praveen Kartholy at 202-551-3778 or Gary Todd, reviewing accountant, at 202-551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at 202-551-6262 or Tim Buchmiller, reviewing attorney, at 202-551-3635 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Clifford J. Hunt, Esq.